02043858

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 12, 2002, Series 2002-HE1	**333-81236**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

ACE SECURITIES CORP.

By:____________________________
Name: Douglas K. Johnson
Title: President

By:____________________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$492,500,000 *(Approximate)*

Ace Securities Corp.
Home Equity Loan Trust, Series 2002-HE1

Ace Securities Corp.
Depositor

Homestar Mortgage Services, LLC
New Century Mortgage Corporation
People's Choice Home Loan, Inc.
Town & Country Credit Corporation
Originators

Wells Fargo Bank Minnesota, N.A.
Master Servicer

June 25, 2002

The analysis in this report is based on information provided by Ace Securities Corp. (the “Seller”). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Ace Securities Corp, Home Equity Loan Trust, Series 2002-HE1

Computational Materials: Preliminary Term Sheet

$492,500,000 (Approximate)

Overview

To 10% Call

Certificates	Amount [1]	Type	WAL (Years)	Payment Delay (days)	Interest Accrual Basis	Principal Payment Window (months)	Assumed Final Distribution Date	Expected Ratings (Moody's / S&P)
A	$398,750,000	Floating	2.22	0	ACT/360	1 – 82	June 2032	Aaa / AAA
A-IO	$50,000,000[2]	Interest Only	1.02[3]	24	30/360	1 - 30	June 2032	Aaa / AAA
M-1	$35,750,000	Floating	4.83	0	ACT/360	42 – 82	June 2032	Aa2 / AA+
M-2	$27,500,000	Floating	4.71	0	ACT/360	39 – 82	June 2032	A2 / A+
M-3	$23,750,000	Floating	4.65	0	ACT/360	37 – 82	June 2032	Baa2 / BBB
M-4	$6,750,000	Floating	4.51	0	ACT/360	37 - 82	June 2032	Baa3 / BBB-
Total	**$492,500,000**							

(1) Subject to a 10% variance
(2) Notional Amount
(3) Modified Duration

Transaction Overview

Offered Certificates:	The Class A Certificates (the "Senior Certificates"), the Class A-IO Certificates (the "IO Certificates") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates and the IO Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Offered Certificates (other than the A-IO Certificates) will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate.
Depositor:	Ace Securities Corp. ("Ace")
Originators:	Homestar Mortgage Services, LLC ("Homestar") New Century Mortgage Corporation ("New Century") People's Choice Home Loan, Inc. ("PCHL") Town & Country Credit Corporation ("TCCC")
Master Servicer:	Wells Fargo Bank Minnesota, N.A. ("Wells Fargo")
Subservicers:	Primary servicing will be provided by Ocwen Financial Corp. with respect to approximately 76.19% of the Mortgage Loans and Saxon Mortgage, Inc. with respect to approximately 23.81% of the Mortgage Loans.
Pricing Prepayment Speed:	28% CPR
Settlement Date:	On or about July 18, 2002.
Statistical Cut-off Date:	The information presented is based upon the Statistical Cut-off Date of June 1, 2002. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing.
Cut-off Date:	July 1, 2002

Transaction Overview	
Collateral Description:	As of the Statistical Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $503,658,636 consisting of approximately (i) $152,056,388 of fixed rate Mortgage Loans and (ii) $351,602,248 of adjustable rate Mortgage Loans. See the attached collateral descriptions for additional information on such Mortgage Loans.
Credit Enhancement:	**A. Initial Subordination (% Orig.)** Class A: 20.25% Class M-1: 13.10% Class M-2: 7.60% Class M-3: 2.85% Class M-4: 1.50% **B. Overcollateralization ("OC")** Initial OC (% Orig.): 1.50% OC Target (% Orig.): 1.50% Stepdown: 3.00% OC Floor (% Orig.): 0.50% **C. Excess Spread** Initially equal to approximately [556] bps per annum (before losses).
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining mortgage loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining mortgage loans causing an early retirement of the Certificates.
Distribution Date:	25th of each month (or the next the business day if such a day is not a business day) commencing in August 2002.
Record Date:	The Record Date for the Offered Certificates (other than the Class A-IO Certificates) will be the business day immediately preceding the related Distribution Date. The Record Date for the Class A-IO Certificates will be the last day of the month immediately preceding the month in which the Distribution Date occurs.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Certificate Administrator:	Bank One National Association
Custodians:	U.S. Bank National Association and Wells Fargo Bank Minnesota, N.A.
Loss Mitigation Advisor:	The Murrayhill Company
PMI Insurer:	Mortgage Guaranty Insurance Corporation ("MGIC"). Approximately 2.53% of the Mortgage Loans are insured by MGIC.
Taxation:	REMIC election.
ERISA Considerations:	All of the Offered Certificates are expected to be ERISA-eligible.
Legal Investment:	The "AAA" and "AA" rated Offered Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Underwriter:	Deutsche Bank Securities Inc.

Structure Overview	
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates other than the Class A-IO Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. These Certificates will initially settle flat (no accrued interest). The Class A-IO Certificates will accrue interest during the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis (24 day delay).
Administrative Fees:	The Master Servicer, Trustee, Certificate Administrator, Sub-Servicers, Loss Mitigation Advisor, PMI Insurer and Custodians will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administrative Fees") initially aggregate to a weighted average cost of approximately 56.4 basis points for the Mortgage Loans.
Credit Enhancement:	- Excess interest - Overcollateralization - Subordination
Overcollateralization:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 1.50% of the original pool balance. If, due to losses, the Overcollateralization Amount is reduced below 1.50%, excess spread, if any is available, will be applied to first pay principal on the Class A Certificates, and then principal on the Class M Certificates in order of priority, in order to maintain the required Overcollateralization Amount.
Overcollateralization Stepdown:	After the Stepdown Date, the overcollateralization amount will be allowed to be reduced to 3.00% of the then current balance of the mortgage pool, subject to a floor of approximately $2,500,000, but only in the event that a Trigger Event has not occurred.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the Overcollateralization Amount exceeds the required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date.

Structure Overview

Initial Credit Enhancement Percentage:

- The Initial Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Initial Enhancement Percentage

Class	Rating (Moodys / S&P)	Percent
A	Aaa / AAA	20.25%
M-1	Aa2 / AA+	13.10%
M-2	A2 / A+	7.60%
M-3	Baa2 / BBB	2.85%
M-4	Baa3 / BBB-	1.50%

Basis Risk Shortfall:

- Because the mortgage rates are either fixed rate or based on 6 month LIBOR, and some loans may have delayed first adjustments, and the pass-through rates on the Offered Certificates (other than the Class A-IO Certificates) are based on one month LIBOR, the limitations of the Net WAC Pass-Through Rate could result in shortfalls of interest otherwise payable to the Offered Certificates (other than the Class A-IO Certificates) in certain periods. This may also occur if 6 month LIBOR and 1 month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward at their applicable rate and such shortfalls will be paid on a subordinated basis on the same Distribution Date or in any subsequent period. Such shortfalls will accrue interest at the related pass-through rate.

Stepdown Date:

- Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2005 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, but prior to any distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 40.50%.

Structure Overview	
Expense Adjusted Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of the Administrative Fees.
Available Distribution Amount:	For any Distribution Date, equal to the sum, net of the Administrative Fees, of an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period), (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date and, (iv) all compensating interest paid by the Master Servicer or the Sub-servicers, as applicable, in respect of prepayment interest shortfalls for the related period.
Net WAC Pass-Through Rate:	With respect to each Class of Offered Certificates (other than the Class A-IO Certificates) and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (i) for each Distribution Date occurring during the first through the 30th month following the Closing Date, the weighted average of the Expense Adjusted Net Mortgage Rate of the Mortgage Loans adjusted for interest payable to the IO Certificates, and (ii) thereafter, the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans.
Interest Distribution Amount:	For the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance (or, with respect to the Class A-IO Certificates, the Class A-IO Notional Balance) of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by compensating interest paid by the Master Servicer or Sub-servicers and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.
Senior Interest Distribution Amount:	For the Class A Certificates and the Class A-IO Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Class A-IO Notional Amount:	Class A-IO Certificates will have a notional balance equal to the lesser of (a) $50,000,000 and (b) the aggregate principal balance of the Mortgage Loans for months 1 – 30 and 0.00 thereafter.
Class A-IO Pass-Through Rate:	With respect to the Class A-IO Certificates and any Distribution Date, the lesser of (I) a per annum rate equal to for each Distribution Date occurring during the first through the 30th month following the Closing Date, the weighted average of the Expense Adjusted Net Mortgage Rate of the Mortgage Loans and (ii) 6.50% during months 1-10, 4.50% during months 11-20, and 2.50% during months 21-30.
Net Monthly Excess Cashflow:	For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A and the Class A-IO Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Structure Overview

Interest Distributions:

- On each Distribution Date, interest shall be payable to the Offered Certificates from the Available Distribution Amount in the following order of priority:
  - first, concurrently to the holders of the Class A and Class A-IO Certificates, pro-rata, the Senior Interest Distribution Amount allocable to each class;
  - second, to the holders of the Class M-1 Certificates, the Interest Distribution Amount allocable to the Class M-1 Certificates;
  - third, to the holders of the Class M-2 Certificates, the Interest Distribution Amount allocable to the Class M-2 Certificates;
  - fourth, to the holders of the Class M-3 Certificates, the Interest Distribution Amount allocable to the Class M-3 Certificates; and
  - fifth, to the holders of the Class M-4 Certificates, the Interest Distribution Amount allocable to the Class M-4 Certificates.
- In the event that the Available Distribution Amount is insufficient to pay the full amount of the Senior Interest Distribution Amount or the Interest Distribution Amount, as applicable, to a class of Offered Certificates, the amount of such shortfall (the "Interest Carry Forward Amount") together with any Interest Carry Forward Amounts from previous Distribution Dates will bear interest at the pass-through rate applicable to the affected Offered Certificates and will be paid to the applicable Offered Certificates on subsequent Distribution Dates to the extent funds are available therefor.
- On any Distribution Date, distributions of the Senior Interest Distribution Amount or the Interest Distribution Amount, as applicable, for a class of Certificates will be made in respect of that class of Certificates on a pari passu basis, based on the Certificate Principal Balance of the Certificates of such class.

Principal Distribution Amount:

- The Principal Distribution Amount for any Distribution Date will be the lesser of:
  - the excess of the Available Distribution Amount over the sum of (i) the Senior Interest Distribution Amount for the Class A and Class A-IO Certificates and (ii) the Interest Distribution Amount for the Mezzanine Certificates; and

    the sum of:
  - the principal portion of all scheduled monthly payments on the Mortgage Loans actually received or advanced on or prior to the related Determination Date;
  - the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment during the related Prepayment Period;
  - the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the Trustee, Master Servicer and the Sub-servicers, to the extent applied as recoveries of principal on the Mortgage Loans;
  - the principal portion of any Realized Losses incurred or deemed to have been incurred on any Mortgage Loans during the Prepayment Period to the extent covered by Net Monthly Excess Cashflow for the Distribution Date; and
  - the amount of any Overcollateralization Increase Amount for the Distribution Date; minus
  - the amount of any Overcollateralization Reduction Amount for the Distribution Date.

Structure Overview	
Principal Distributions:	▫ On each Distribution Date, the Principal Distribution Amount will be distributed to the holders of the Certificates then entitled to principal distributions. In no event will the Principal Distribution Amount with respect to any Distribution Date be less than zero or greater than the then outstanding aggregate Certificate Principal Balance of the Offered Certificates. ▫ On each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed: ➢ first, to the Class A Certificates, until the Certificate Principal Balance of the Class A Certificates has been reduced to zero; ➢ second, to the Class M-1 Certificates, until the Certificate Principal Balance of the Class M-1 Certificates has been reduced to zero; ➢ third, to the Class M-2 Certificates, until the Certificate Principal Balance of the Class M-2 Certificates has been reduced to zero; ➢ fourth, to the Class M-3 Certificates, until the Certificate Principal Balance of the Class M-3 Certificates has been reduced to zero; and ➢ fifth, to the Class M-4 Certificates, until the Certificate Principal Balance of the Class M-4 Certificates has been reduced to zero. ▫ On each Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the holders of each class of Offered Certificates (other than the Class A-IO Certificates) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount in the following amounts and order of priority: ➢ first, the lesser of (x) the Principal Distribution Amount and (y) the Class A Principal Distribution Amount, shall be distributed to the holders of the Class A Certificates, until the Certificate Principal Balance of the Class A Certificates has been reduced to zero; ➢ second, the lesser of (x) the excess of (i) the Principal Distribution Amount over (ii) the amount distributed to the holders of the Class A Certificates under clause first above, and (y) the Class M-1 Principal Distribution Amount, shall be distributed to the holders of the Class M-1 Certificates, until the Certificate Principal Balance of the Class M-1 Certificates has been reduced to zero; ➢ third, the lesser of (x) the excess of (i) the Principal Distribution Amount over (ii) the sum of the amounts distributed to the holders of the Class A Certificates under clause first above and to the holders of the Class M-1 Certificates under clause second above, and (y) the Class M-2 Principal Distribution Amount, shall be distributed to the holders of the Class M-2 Certificates, until the Certificate Principal Balance of the Class M-2 Certificates has been reduced to zero; ➢ fourth, the lesser of (x) the excess of (i) the Principal Distribution Amount over (ii) the sum of the amounts distributed to the holders of the Class A Certificates under clause first above, to the holders of the Class M-1 Certificates under clause second above, and to the holders of the Class M-2 Certificates under clause third above and (y) the Class M-3 Principal Distribution Amount, shall be distributed to the holders of the Class M-3 Certificates, until the Certificate Principal Balance of the Class M-3 Certificates has been reduced to zero; and ➢ fifth, the lesser of (x) the excess of (i) the Principal Distribution Amount over (ii) the sum of the amounts distributed to the holders of the Class A Certificates under clause first above, to the holders of the Class M-1 Certificates under clause second above, to the holders of the Class M-2 Certificates under clause third above, and to the holders of the Class M-3 Certificates under clause fourth above and (y) the Class M-4 Principal Distribution Amount, shall be distributed to the holders of the Class M-4 Certificates, until the Certificate Principal Balance of the Class M-4 Certificates has been reduced to zero.

Structure Overview	
Class A Principal Distribution Amount:	The Class A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to the Distribution Date over (y) the lesser of (A) the product of (i) 59.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,500,000.
Class M-1 Principal Distribution Amount:	For any Distribution Date is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balances of the Class A Certificates (after taking into account payments of principal to the holders of the Class A Certificates on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus approximately $2,500,000.
Class M-2 Principal Distribution Amount:	For any Distribution Date is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balances of the Class A Certificates (after taking into account payments of principal to the holders of the Class A Certificates on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account payments of principal to the holders of the Class M-1 Certificates on such Distribution Date) and (iii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus approximately $2,500,000.
Class M-3 Principal Distribution Amount:	For any Distribution Date is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balances of the Class A Certificates (after taking into account payments of principal to the holders of the Class A Certificates on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account payments of principal to the holders of the Class M-1 Certificates on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account payments of principal to the holders of the Class M-2 Certificates on such Distribution Date) and (iv) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus approximately $2,500,000.

Structure Overview

Class M-4 Principal Distribution Amount: For any Distribution Date is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balances of the Class A Certificates (after taking into account payments of principal to the holders of the Class A Certificates on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account payments of principal to the holders of the Class M-1 Certificates on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account payments of principal to the holders of the Class M-2 Certificates on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account payments of principal to the holders of the Class M-3 Certificates on such Distribution Date) and (iv) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus approximately $2,500,000.

Trigger Event: With respect to any Distribution Date, a Trigger Event is in effect if (x) the percentage obtained by dividing (i) the principal amount of Mortgage Loans delinquent 60 days or more by (ii) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month exceeds 45% of the Credit Enhancement Percentage or (y) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
August 2005 to July 2006	3.50%
August 2006 to July 2007	5.25%
August 2007 to July 2008	6.50%
August 2008 and thereafter	7.50%

Credit Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine Certificates (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of principal to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Coupon Step-up: After the optional termination date, the margins on the Class A Certificates will increase by [100]% and the margins on the Class M-1, M-2, M-3 and M-4 Certificates will increase by [50]%, subject to the Net WAC Pass-Through Rate.

Servicing Advances: The Sub-servicers will collect monthly payments of principal and interest on the mortgage loans and will be obligated to make advances of delinquent monthly principal and interest payments and then remit such collections and any required delinquency advances to the Master Servicer. The Master Servicer will be obligated to make any required delinquency advances if the applicable Sub-servicer fails in its obligation to do so. The Master Servicer and Sub-servicers are required to advance delinquent payments of principal and interest on the mortgage loans only to the extent such amounts are deemed recoverable. The Master Servicer and Sub-servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Source for Calculation of One-Month LIBOR: Telerate page [3750].

Ratings: It is a condition to the issuance of the Class A Certificates and the Class A-IO Certificates that they receive ratings of "AAA" if rated by Standard & Poor's, a division of the McGraw Hill Companies, Inc. ("S&P") and "Aaa" if rated by Moody's Investors Service, Inc. ("Moody's"); that the Class M-1 Certificates receive a rating of "AA+" if rated by S&P and "Aa2" if rated by Moody's; that the M-2 Certificates receive a rating of at least "A+" if rated by S&P and "A2" if rated by Moody's; that the Class M-3 Certificates receive a rating of at least "BBB" if rated by S&P and "Baa2" if rated by Moody's; and that the Class M-4 Certificates receive a rating of at least "BBB-" if rated by S&P and "Baa3" if rated by Moody's

Sensitivity Analysis

To 10% Call

CPR	0%	15%	28%	35%	45%
Class A					
Avg. Life (yrs)	18.879	4.373	**2.220**	1.572	1.043
Mod. Duration @ par (yrs)	15.103	4.043	**2.136**	1.535	1.033
Window	8/02-2/31	8/02-7/15	**8/02-5/09**	8/02-10/07	8/02-3/05
Class M-1					
Avg. Life (yrs)	26.331	8.596	**4.830**	4.618	3.791
Mod. Duration @ par (yrs)	19.037	7.616	**4.531**	4.359	3.617
Window	11/24-2/31	8/06-7/15	**1/06-5/09**	6/06-10/07	3/05-5/06
Class M-2					
Avg. Life (yrs)	26.331	8.596	**4.708**	4.130	3.634
Mod. Duration @ par (yrs)	17.702	7.388	**4.342**	3.861	3.429
Window	11/24-2/31	8/06-7/15	**10/05-5/09**	12/05-10/07	10/05-5/06
Class M-3					
Avg. Life (yrs)	26.331	8.596	**4.654**	3.939	3.263
Mod. Duration @ par (yrs)	15.937	7.064	**4.181**	3.609	3.038
Window	11/24-2/31	8/06-7/15	**8/05-5/09**	9/05-10/07	5/05-5/06
Class M-4					
Avg. Life (yrs)	26.270	8.380	**4.507**	3.773	3.059
Mod. Duration @ par (yrs)	14.244	6.613	**3.953**	3.389	2.804
Window	11/24-2/31	8/06-7/15	**8/05-5/09**	8/05-10/07	4/05-5/06

Sensitivity Analysis

To Maturity

CPR	0%	15%	28%	35%	45%
Class A					
Avg. Life (yrs)	18.921	4.699	**2.419**	1.729	1.043
Mod. Duration @ par (yrs)	15.126	4.277	**2.302**	1.671	1.033
Window	8/02-3/32	8/02-2/28	**8/02-11/17**	8/02-6/14	8/02-3/05
Class M-1					
Avg. Life (yrs)	26.442	9.415	**5.322**	5.004	5.329
Mod. Duration @ par (yrs)	19.089	8.165	**4.926**	4.685	4.963
Window	11/24-2/32	8/06-3/25	**1/06-5/15**	6/06-7/12	3/05-4/11
Class M-2					
Avg. Life (yrs)	26.438	9.333	**5.146**	4.473	3.890
Mod. Duration @ par (yrs)	17.745	7.848	**4.680**	4.142	3.650
Window	11/24-1/32	8/06-6/23	**10/05-2/14**	12/05-7/11	10/05-2/09
Class M-3					
Avg. Life (yrs)	26.413	9.078	**4.936**	4.161	3.423
Mod. Duration @ par (yrs)	15:963	7.340	**4.389**	3.785	3.172
Window	11/24-11/31	8/06-12/20	**8/05-8/12**	9/05-4/10	5/05-3/08
Class M-4					
Avg. Life (yrs)	26.273	8.398	**4.517**	3.782	3.065
Mod. Duration @ par (yrs)	14.245	6.623	**3.960**	3.396	2.808
Window	11/24-4/31	8/06-3/16	**8/05-10/09**	8/05-2/08	4/05-8/06

IO Sensitivity Analysis

To Call

CPR	28%	50%	55%	60%	61%	62%	63%	64%
Class A-IO								
Yield@10.373022	5.000	5.000	5.000	5.000	5.000	3.260	1.421	-0.523
Ave Life	2.519	2.519	2.519	2.519	2.519	2.436	2.353	2.269
Mod Dur	1.016	1.016	1.016	1.016	1.016	1.007	0.997	0.988
Window	1/05 – 1/05	1/05 – 1/05	1/05 – 1/05	1/05 – 1/05	1/05 – 1/05	12/04 – 12/04	11/04 – 11/04	10/04 – 10/04

A-IO Notional Balance and Coupon Schedule			
Month	Payment Date	Notional Balance Schedule ($)	Coupon Schedule
1	August-02	$50,000,000	6.50%
2	September-02	50,000,000	6.50
3	October-02	50,000,000	6.50
4	November-02	50,000,000	6.50
5	December-02	50,000,000	6.50
6	January-03	50,000,000	6.50
7	February-03	50,000,000	6.50
8	March-03	50,000,000	6.50
9	April-03	50,000,000	6.50
10	May-03	50,000,000	6.50
11	June-03	50,000,000	4.50
12	July-03	50,000,000	4.50
13	August-03	50,000,000	4.50
14	September-03	50,000,000	4.50
15	October-03	50,000,000	4.50
16	November-03	50,000,000	4.50
17	December-03	50,000,000	4.50
18	January-04	50,000,000	4.50
19	February-04	50,000,000	4.50
20	March-04	50,000,000	4.50
21	April-04	50,000,000	2.50
22	May-04	50,000,000	2.50
23	June-04	50,000,000	2.50
24	July-04	50,000,000	2.50
25	August-04	50,000,000	2.50
26	September-04	50,000,000	2.50
27	October-04	50,000,000	2.50
28	November-04	50,000,000	2.50
29	December-04	50,000,000	2.50
30	January-05	50,000,000	2.50

Net WAC Schedule

	CPR	28%	28%
	6 month LIBOR	1.97313%	fully indexed rate
Prd	PmtDate	Net WAC Pass-through Rate	Net WAC Pass-through Rate
1	08/25/2002	n/a	n/a
2	09/25/2002	7.642	7.642
3	10/25/2002	7.877	7.877
4	11/25/2002	7.605	7.605
5	12/25/2002	7.838	7.838
6	01/25/2003	7.565	7.565
7	02/25/2003	7.545	7.545
8	03/25/2003	8.330	8.330
9	04/25/2003	7.502	7.502
10	05/25/2003	7.729	7.729
11	06/25/2003	7.713	7.713
12	07/25/2003	7.953	7.953
13	08/25/2003	7.679	7.679
14	09/25/2003	7.662	7.662
15	10/25/2003	7.899	7.899
16	11/25/2003	7.626	7.626
17	12/25/2003	7.861	7.861
18	01/25/2004	7.588	7.588
19	02/25/2004	7.568	7.568
20	03/25/2004	8.068	8.068
21	04/25/2004	7.865	9.237
22	05/25/2004	8.115	9.658
23	06/25/2004	7.841	9.335
24	07/25/2004	8.089	9.633
25	08/25/2004	7.815	9.309
26	09/25/2004	7.801	9.296
27	10/25/2004	8.047	10.241
28	11/25/2004	7.773	9.964
29	12/25/2004	8.017	10.282
30	01/25/2005	7.743	9.935
31	02/25/2005	8.289	10.481
32	03/25/2005	9.177	11.616
33	04/25/2005	8.289	11.284
34	05/25/2005	8.565	11.730
35	06/25/2005	8.289	11.353
36	07/25/2005	8.565	11.732
37	08/25/2005	8.289	11.354
38	09/25/2005	8.289	11.358
39	10/25/2005	8.565	12.452
40	11/25/2005	8.289	12.118
41	12/25/2005	8.565	12.523
42	01/25/2006	8.289	12.120
43	02/25/2006	8.289	12.120

	CPR	28%	28%
	6 month LIBOR	1.97313%	fully indexed rate
Prd	PmtDate	Net WAC Pass-through Rate	Net WAC Pass-through Rate
44	03/25/2006	9.177	13.424
45	04/25/2006	8.289	12.428
46	05/25/2006	8.565	12.875
47	06/25/2006	8.289	12.461
48	07/25/2006	8.565	12.877
49	08/25/2006	8.289	12.463
50	09/25/2006	8.289	12.468
51	10/25/2006	8.565	12.948
52	11/25/2006	8.289	12.531
53	12/25/2006	8.565	12.950
54	01/25/2007	8.289	12.533
55	02/25/2007	8.289	12.534
56	03/25/2007	9.177	13.879
57	04/25/2007	8.289	12.544
58	05/25/2007	8.566	12.963
59	06/25/2007	8.289	12.546
60	07/25/2007	8.566	12.965
61	08/25/2007	8.289	12.548
62	09/25/2007	8.289	12.549
63	10/25/2007	8.566	12.969
64	11/25/2007	8.289	12.552
65	12/25/2007	8.566	12.971
66	01/25/2008	8.289	12.554
67	02/25/2008	8.289	12.555
68	03/25/2008	8.861	13.422
69	04/25/2008	8.289	12.557
70	05/25/2008	8.566	12.977
71	06/25/2008	8.289	12.559
72	07/25/2008	8.566	12.979
73	08/25/2008	8.289	12.562
74	09/25/2008	8.289	12.563
75	10/25/2008	8.566	12.983
76	11/25/2008	8.289	12.565
77	12/25/2008	8.566	12.985
78	01/25/2009	8.290	12.568
79	02/25/2009	8.290	12.569
80	03/25/2009	9.178	13.917
81	04/25/2009	8.290	12.571
82	05/25/2009	8.566	12.992
83	06/25/2009	8.290	12.574

COLLATERAL TABLES

All the following tables are as of the Statistical Cut-off Date of June 1, 2002.

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	3,763	Index Type:	
Aggregate Principal Balance:	$503,658,636.33	6 Month LIBOR:	69.81%
Conforming Principal Balance Loans:	$428,677,367.56	Fixed Rate:	30.19%
Average Principal Balance:	$133,844.97	Weighted Average Initial Periodic Cap:	2.47%
Range:	$29,706.57 - $514,414.67	Weighted Average Subsequent Periodic Cap:	1.12%
Weighted Average Coupon:	9.13%	Weighted Average Lifetime Rate Cap:	6.25%
Range:	5.99% - 14.95%	Property Type:	
Weighted Average Gross Margin:	6.82%	Single Family:	76.59%
Range:	1.00% - 11.45%	PUD:	10.21%
Weighted Average Remaining Term:	349.4 months	2-4 Family:	7.95%
Range:	114 months – 360 months	Condo:	4.73%
Weighted Average Seasoning:	3.09 months	Manufactured Housing:	0.47%
Latest Maturity Date:	June 1, 2032	Occupancy Status:	
State Concentration (>5%):		Primary:	91.30%
California:	33.28%	Investment:	8.27%
Florida:	10.36%	Second Home:	0.43%
Georgia:	8.22%	Documentation Status:	
Weighted Average Original LTV:	80.32%	Full:	68.28%
Range:	10.87% - 95.00%	Limited:	11.86%
First Liens:	100.00%	Stated:	19.86%
Non-Balloon Loans:	98.23%	Weighted Average Prepayment Penalty - Term:	32 months
Weighted Average FICO Score:	605	Loans with Prepay Penalties:	89.99%

Originating Institution

Originating Institution	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
People's Choice Home Loan, Inc. ("PCHL")	1,226	$172,026,270.27	34.16%
Homestar Mortgage Services, LLC ("Homestar")	1,103	119,898,526.51	23.81
New Century Mortgage Corporation ("New Century")	847	118,972,459.26	23.62
Town & Country Credit Corporation ("TCCC")	587	92,761,380.29	18.42
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Fixed Rate	1,299	$152,056,388.26	30.19%
ARM	2,464	351,602,248.07	69.81
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	323	$13,854,025.00	2.75%
50,000.01 - 100,000.00	1,286	95,222,820.00	18.87
100,000.01 - 150,000.00	955	118,817,287.00	23.54
150,000.01 - 200,000.00	555	95,550,998.00	18.93
200,000.01 - 250,000.00	297	66,511,845.00	13.18
250,000.01 - 300,000.00	146	39,844,287.00	7.89
300,000.01 - 350,000.00	90	29,049,276.00	5.76
350,000.01 - 400,000.00	51	18,923,634.00	3.75
400,000.01 - 450,000.00	37	15,863,950.00	3.14
450,000.01 - 500,000.00	22	10,540,548.00	2.09
500,000.01 - 550,000.00	1	515,000.00	0.1
Total:	**3,763**	**$504,693,670.00**	**100.00%**

Remaining Principal Balance ($)

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	325	$13,912,188.71	2.76%
50,000.01 - 100,000.00	1,284	94,898,436.12	18.84
100,000.01 - 150,000.00	961	119,497,424.17	23.73
150,000.01 - 200,000.00	552	95,081,728.01	18.88
200,000.01 - 250,000.00	295	66,036,775.14	13.11
250,000.01 - 300,000.00	147	40,114,020.25	7.96
300,000.01 - 350,000.00	89	28,736,679.01	5.71
350,000.01 - 400,000.00	51	18,917,021.24	3.76
400,000.01 - 450,000.00	36	15,431,406.38	3.06
450,000.01 - 500,000.00	22	10,518,542.63	2.09
500,000.01 - 550,000.00	1	514,414.67	0.1
Total:	3,763	$503,658,636.33	100.00%

Geographical Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
California	814	$163,070,819.88	32.38%
Florida	488	52,187,567.91	10.36
Georgia	342	41,407,890.07	8.22
Illinois	177	25,077,258.75	4.98
Minnesota	181	23,609,355.25	4.69
Colorado	148	22,947,802.23	4.56
New York	115	17,606,504.22	3.50
Ohio	203	16,242,957.31	3.22
Connecticut	111	15,253,869.50	3.03
Michigan	124	13,641,335.79	2.71
Tennessee	148	13,203,379.46	2.62
New Jersey	77	12,015,119.85	2.39
South Carolina	123	10,844,063.39	2.15
Pennsylvania	136	10,311,694.67	2.05
Texas	91	8,576,491.96	1.70
North Carolina	72	8,090,993.55	1.61
Massachusetts	28	4,910,632.09	0.97
Maryland	25	3,923,892.68	0.78
Washington	23	3,827,821.86	0.76
Nevada	25	3,770,427.26	0.75
Hawaii	14	3,139,080.73	0.62
Arizona	23	2,864,699.55	0.57
Virginia	18	2,718,941.32	0.54
Missouri	26	2,399,354.63	0.48
Wisconsin	17	2,343,204.20	0.47
Kentucky	30	2,059,121.68	0.41
Indiana	27	1,957,812.42	0.39
Utah	14	1,920,138.74	0.38
Mississippi	18	1,743,954.19	0.35
Oregon	6	1,153,455.30	0.23
New Mexico	11	1,145,438.36	0.23
Alabama	11	1,056,875.43	0.21
Arkansas	14	1,009,684.20	0.20
Nebraska	12	981,638.21	0.19
Idaho	5	951,321.12	0.19
New Hampshire	6	915,975.95	0.18
Louisiana	11	875,283.34	0.17
Rhode Island	7	713,787.03	0.14
Iowa	9	643,678.01	0.13
Oklahoma	11	597,679.05	0.12
Maine	6	531,860.34	0.11
West Virginia	5	462,006.39	0.09
District of Columbia	4	406,691.07	0.08
Montana	2	201,128.39	0.04
Kansas	3	172,232.52	0.03
Wyoming	1	114,234.19	0.02
Delaware	1	59,482.29	0.01
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Mortgage Rate (%)

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
5.500 - 5.999	5	$791,768.81	0.16%
6.000 - 6.499	8	1,478,995.63	0.29
6.500 - 6.999	66	13,465,603.96	2.67
7.000 - 7.499	92	17,772,676.50	3.53
7.500 - 7.999	437	81,421,261.50	16.17
8.000 - 8.499	225	37,297,514.18	7.41
8.500 - 8.999	612	95,122,764.05	18.89
9.000 - 9.499	300	38,819,994.02	7.71
9.500 - 9.999	798	95,476,121.09	18.96
10.000 - 10.499	476	51,176,516.75	10.16
10.500 - 10.999	433	44,429,668.25	8.82
11.000 - 11.499	133	12,907,473.88	2.56
11.500 - 11.999	119	10,004,834.80	1.99
12.000 - 12.499	25	1,657,388.09	0.33
12.500 - 12.999	21	1,133,120.52	0.22
13.000 - 13.499	8	369,797.07	0.07
13.500 - 13.999	3	142,517.82	0.03
14.000 - 14.499	1	131,228.09	0.03
14.500 - 14.999	1	59,391.32	0.01
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Remaining Term to Maturity

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
61 - 120	5	$305,730.55	0.06%
121 - 180	178	16,588,794.35	3.29
181 - 240	55	6,020,122.59	1.20
301 - 360	3,525	480,743,988.84	95.45
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Single Family Residence	2,926	$385,752,941.87	76.59%
PUD	299	51,435,074.21	10.21
2-4 Family	314	40,056,329.78	7.95
Condo	196	23,814,700.25	4.73
Manufactured Housing	24	2,345,055.99	0.47
Rowhouse	3	137,151.44	0.03
Mobile Home	1	117,382.80	0.02
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
<= 30.00	27	$1,754,851.52	0.35%
30.01 - 35.00	15	1,049,150.20	0.21
35.01 - 40.00	25	2,343,826.76	0.47
40.01 - 45.00	27	2,488,327.25	0.49
45.01 - 50.00	38	4,113,638.63	0.82
50.01 - 55.00	59	8,078,984.72	1.60
55.01 - 60.00	92	11,794,226.46	2.34
60.01 - 65.00	135	17,331,305.98	3.44
65.01 - 70.00	279	35,039,348.67	6.96
70.01 - 75.00	406	50,010,949.63	9.93
75.01 - 80.00	800	110,831,551.46	22.01
80.01 - 85.00	697	96,119,577.05	19.08
85.01 - 90.00	1,005	141,549,940.88	28.10
90.01 - 95.00	158	21,152,957.11	4.20
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Documentation

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Full	2,690	$343,894,685.90	68.28%
Stated Documentation	697	100,035,386.79	19.86
Limited	376	59,728,563.64	11.86
Total:	**3,763**	**$503,658,636.33**	**100.00%**

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
<= 499	15	$1,122,653.67	0.22%
500 - 519	156	17,091,543.29	3.39
520 - 539	391	47,214,210.38	9.37
540 - 559	437	57,549,156.71	11.43
560 - 579	481	61,183,474.30	12.15
580 - 599	446	57,862,221.57	11.49
600 - 619	476	66,338,727.81	13.17
620 - 639	428	58,148,752.00	11.55
640 - 659	382	54,677,837.83	10.86
660 - 679	235	34,536,026.51	6.86
680 - 699	136	20,266,573.54	4.02
700 - 719	76	12,770,224.52	2.54
720 - 739	43	6,216,111.54	1.23
740 - 759	29	4,011,641.94	0.80
760 - 779	20	2,489,603.93	0.49
780 - 799	6	1,173,596.14	0.23
800 >=	6	1,006,280.67	0.2
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,113	$286,587,063.11	56.90%
Purchase	1,028	124,834,868.57	24.79
Refinance - Rate Term	622	92,236,704.65	18.31
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Primary	3,306	$459,827,051.43	91.30%
Investment	438	41,647,050.42	8.27
Second Home	19	2,184,534.48	0.43
Total:	**3,763**	**$503,658,636.33**	**100.00%**

Month Year Of Next Rate Adjustment

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
July-03	2	$184,964.09	0.05%
August-03	1	64,729.72	0.02
September-03	20	2,471,020.35	0.70
October-03	57	7,061,688.40	2.01
November-03	85	9,790,831.38	2.78
December-03	93	12,444,928.41	3.54
January-04	330	47,915,318.45	13.63
February-04	344	48,426,205.27	13.77
March-04	287	39,544,489.06	11.25
April-04	329	48,086,821.52	13.68
May-04	661	103,278,073.31	29.37
June-04	1	235,000.00	0.07
November-04	4	247,777.84	0.07
December-04	18	2,025,764.48	0.58
January-05	69	8,975,900.45	2.55
February-05	77	8,814,877.75	2.51
March-05	57	7,539,451.54	2.14
April-05	2	357,709.36	0.10
May-05	23	3,549,327.85	1.01
January-07	1	119,587.88	0.03
February-07	2	316,098.92	0.09
March-07	1	151,682.04	0.04
Total:	**2,464**	**$351,602,248.07**	**100.00%**

Gross Margin (%)

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
1.000 - 1.249	1	$48,777.23	0.01%
4.000 - 4.249	1	174,882.34	0.05
4.500 - 4.749	1	186,309.80	0.05
4.750 - 4.999	8	1,691,359.81	0.48
5.000 - 5.249	5	947,502.32	0.27
5.500 - 5.749	2	159,053.98	0.05
6.000 - 6.249	399	63,554,882.81	18.08
6.250 - 6.499	552	86,992,854.04	24.74
6.500 - 6.749	532	78,780,020.68	22.41
6.750 - 6.999	273	36,174,480.60	10.29
7.000 - 7.249	80	11,052,550.36	3.14
7.250 - 7.499	58	6,921,876.95	1.97
7.500 - 7.749	27	3,073,922.16	0.87
7.750 - 7.999	25	3,175,953.64	0.90
8.000 - 8.249	95	10,992,353.40	3.13
8.250 - 8.499	89	9,874,935.00	2.81
8.500 - 8.749	86	9,189,034.20	2.61
8.750 - 8.999	77	10,127,505.93	2.88
9.000 - 9.249	42	5,341,783.03	1.52
9.250 - 9.499	32	3,853,600.14	1.10
9.500 - 9.749	13	1,463,009.12	0.42
9.750 - 9.999	28	3,837,584.07	1.09
10.000 - 10.249	11	1,241,056.64	0.35
10.250 - 10.499	16	1,773,897.60	0.50
10.500 - 10.749	4	435,758.08	0.12
10.750 - 10.999	2	216,556.94	0.06
11.000 - 11.249	2	130,186.86	0.04
11.250 - 11.499	3	190,560.32	0.05
Total:	**2,464**	**$351,602,248.07**	**100.00%**

Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
12.500 - 12.999	54	$10,246,074.59	2.91%
13.000 - 13.499	35	7,295,352.47	2.07
13.500 - 13.999	176	36,628,252.95	10.42
14.000 - 14.499	115	21,868,393.78	6.22
14.500 - 14.999	394	68,572,762.46	19.50
15.000 - 15.499	183	27,559,312.31	7.84
15.500 - 15.999	558	73,236,983.29	20.83
16.000 - 16.499	360	43,331,558.39	12.32
16.500 - 16.999	347	39,478,338.46	11.23
17.000 - 17.499	88	9,486,318.94	2.70
17.500 - 17.999	96	9,465,777.59	2.69
18.000 - 18.499	24	1,858,692.97	0.53
18.500 - 18.999	25	2,061,762.47	0.59
19.000 - 19.499	3	132,195.50	0.04
19.500 - 19.999	4	271,092.03	0.08
20.000 - 20.499	1	49,988.57	0.01
21.500 - 21.999	1	59,391.32	0.02
Total:	2,464	$351,602,248.07	100.00%

Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
5.500 - 5.999	5	$791,768.81	0.23%
6.000 - 6.499	8	1,478,995.63	0.42
6.500 - 6.999	63	12,626,913.95	3.59
7.000 - 7.499	55	10,379,622.33	2.95
7.500 - 7.999	270	53,069,246.70	15.09
8.000 - 8.499	140	25,949,391.67	7.38
8.500 - 8.999	398	66,858,234.22	19.02
9.000 - 9.499	201	28,303,035.81	8.05
9.500 - 9.999	536	67,741,883.68	19.27
10.000 - 10.499	312	36,709,124.25	10.44
10.500 - 10.999	289	31,013,070.21	8.82
11.000 - 11.499	76	7,834,123.56	2.23
11.500 - 11.999	78	7,021,884.64	2.00
12.000 - 12.499	14	796,921.63	0.23
12.500 - 12.999	13	725,492.45	0.21
13.000 - 13.499	3	130,598.04	0.04
13.500 - 13.999	2	112,549.17	0.03
14.500 - 14.999	1	59,391.32	0.02
Total:	2,464	$351,602,248.07	100.00%

Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
1.000	3	$259,506.77	0.07%
1.500	570	86,902,396.14	24.72
2.000	337	56,693,818.36	16.12
3.000	1,554	207,746,526.80	59.09
Total:	2,464	$351,602,248.07	100.00%

Days Delinquent

Days Delinquent	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
0 days	3,605	$483,933,853.77	96.08%
1 - 29 days	123	15,937,637.37	3.16
30 - 59 days	35	3,787,145.19	0.75
Total:	3,763	$503,658,636.33	100.00%

Prepayment Penalty Term (months)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
0	424	$50,429,897.40	10.01%
12	229	35,486,911.72	7.05
24	1,578	222,332,424.47	44.14
30	1	197,304.30	0.04
36	959	119,001,930.24	23.63
42	119	15,335,415.68	3.04
60	453	60,874,752.52	12.09
Total:	3,763	$503,658,636.33	100.00%

Conforming vs. Nonconforming

Conforming vs. Nonconforming	Number of Mortgage Loans	Aggregate Remaining Principal Balance as of the Statistical Cut-off Date	% of Aggregate Remaining Principal Balance
Conforming Loan Balance	3,549	$428,677,367.57	85.11%
Non-conforming Loan Balance	214	74,981,268.76	14.89
Total:	3,763	$503,658,636.33	100.00%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities Inc. Asset Backed Securities Group

Banking

Nita Cherry	212-469-7773
Ted Hsueh	212-469-6997
Kumarjit Bhattacharyya	212-469-2589

Whole Loan Trading

Michael Commaroto	212-469-3114
Steve Katz	212-469-3116

Financial Engineering

Paul Mangione	212-469-5786
David Haynie	212-469-4519

Addendum to the Computational Materials

$492,500,000 *(Approximate)*

Ace Securities Corp.
Home Equity Loan Trust, Series 2002-HE1

Ace Securities Corp.
Depositor

Homestar Mortgage Services, LLC
New Century Mortgage Corporation
People's Choice Home Loan, Inc.
Town & Country Credit Corporation
Originators

Wells Fargo Bank Minnesota, N.A.
Master Servicer

June 25, 2002

The analysis in this report is based on information provided by Ace Securities Corp. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

HomeStar Mortgage Services, LLC

HomeStar, a Delaware limited liability company, is a wholesale and retail mortgage financing company for the residential mortgage market engaged in the business of originating, and selling mortgage loans secured by one- to four-family residences. The predecessor of HomeStar, FJB Associates, LLC, was formed in Delaware in September 1998. On July 7th, 2000, FJB Associates, LLC amended its name to Northern Star Capital, LLC which in turn on May 9th, 2001 amended its name to HomeStar Mortgage Services, LLC. HomeStar began mortgage business operations in June of 1999. HomeStar's primary lending activity is funding loans to enable mortgagors to purchase or refinance residential real property, which loans are secured by first or second liens on the related real property. HomeStar's single-family real estate loans consists of "conventional" mortgage loans, sub-prime credit mortgage loans and loans which are insured by the Federal Housing Administration or partially guaranteed by the U.S. Department of Veterans Affairs. HomeStar derives approximately 35% of its volume from wholesale product origination and 65% from retail product origination. Additionally, HomeStar owns a fifty percent share of the outstanding Membership Units of SouthStar Funding, LLC, a wholesale and retail mortgage financing company for the sub-prime residential mortgage market.

As of September 30, 2001, HomeStar operates in the states of Connecticut, Delaware, Florida, Georgia, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, South Carolina, Maryland, Texas, Vermont and Virginia. HomeStar employs approximately ninety (90) Account Executives to service and coordinate origination activities in those states and operates three retail offices in New Jersey, one retail and wholesale office in Connecticut, four retail offices in Florida, two retail offices in Georgia, one retail office in South Carolina and one wholesale and retail office in Texas.

Lending Activities and Loan Sales. HomeStar currently originates real estate loans through its network of wholesale and retail offices. HomeStar also participates in secondary market activities by originating and selling mortgage loans. In most cases HomeStar's whole loan sale agreements provide for the transfer of servicing rights to those loans. HomeStar is approved as a seller/servicer for Fannie Mae and Freddie Mac and as a non-supervised mortgagee by the U.S. Department of Housing and Urban Development.

Wholesale Originations. The following table summarizes HomeStar's wholesale originated one-to-four family residential mortgage loan origination for the periods shown below.

Originations (thousands)	**1999**	**2000**	**2001(9/30)**
	$31,173	$164,880	$117,340

Retail Originations. The following table summarizes HomeStar's retail originated one- to four-family residential mortgage loan origination activity for the periods shown below.

Originations (thousands)	**1999**	**2000**	**2001(9/30)**
	N/A	$22,496	$217,795

SouthStar Funding, LLC. SouthStar, a Delaware limited liability company, is a wholesale and retail mortgage financing company for the sub-prime residential mortgage market engaged in the business of originating, and selling sub-prime mortgage loans secured by one- to four-family residences. SouthStar's mortgage business commenced in June of 1998. HomeStar Mortgage Services, LLC (formerly FJB Associates, LLC and Northern Star Capital, LLC) and Timbuktu, Inc. each own a fifty percent share of the outstanding Membership Units of SouthStar. SouthStar's primary lending activity is funding loans to enable mortgagors to purchase or refinance residential real property, which loans are secured by first or second liens on the related real property. SouthStar's single-family real estate loans are predominantly "conventional" mortgage loans, meaning that they are not insured by the Federal Housing Administration or partially guaranteed by the U.S. Department of Veterans Affairs. As of September 30, 2001, SouthStar operates in the states of Arkansas, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, Ohio, South Carolina, Tennessee, Texas, and Virginia. SouthStar employs over forty (40) Account Executives to service and coordinate origination activities in those states and operates two wholesale loan origination centers in Georgia and five retail offices throughout North Carolina, Tennessee and Florida.

Lending Activities and Loan Sales. SouthStar currently originates real estate loans through its network of wholesale and retail offices. SouthStar also participates in secondary market activities by originating and selling mortgage loans. In most cases SouthStar's whole loan sale agreements provide for the transfer of servicing rights to those loans. SouthStar is approved as a seller/servicer for Fannie Mae and Freddie Mac and as a non-supervised mortgagee by the U.S. Department of Housing and Urban Development.

Wholesale Originations. The following table summarizes SouthStar's wholesale originated one-to-four family residential mortgage loan origination activity for the periods shown below.

	December 31,			September 30,
	1998	**1999**	**2000**	**2001**
		(Dollars in Thousands)		
Originations	$95,914	$275,935	$428,237	$491,711

Retail Originations. The following table summarizes SouthStar's retail originated one- to-four family residential mortgage loan origination activity for the periods shown below.

	December 31,			September 30,
	1998	**1999**	**2000**	**2001**
		(Dollars in Thousands)		
Originations	$N/A	$N/A	$32,981	$48,048

New Century Mortgage Corporation

New Century is a wholly-owned subsidiary of New Century Financial Corporation ("NCFC"), a public company. New Century is a consumer finance and mortgage banking company that originates, sells and services first and second mortgage loans and other consumer loans. The Originator emphasizes the origination of mortgage loans that are commonly referred to as non-conforming "B&C" loans. New Century commenced lending operations on February 26, 1996. It is headquartered in Irvine, California.

For the nine months ended September 30, 2001, New Century originated and purchased approximately $4.2 billion in mortgage loans. For the nine months ended September 30, 2001, New Century sold approximately $2.9 billion of mortgage loans in whole loan sales and approximately $0.9 billion of mortgage loans through securitization.

As of September 30, 2001, New Century was originating mortgage loans through 5 regional operating centers, 31 wholesale sales offices and 64 retail sales offices. As of September 30, 2001, New Century had approximately 1,400 employees.

People's Choice Home Loan, Inc.

People's Choice Home Loan, Inc. (PCHLI) was formed in December 1999 and commenced funding operations in May 2000. After two years of productive growth, PCHLI has funded more than $1 Billion of residential mortgage loans and employs more than 200 seasoned mortgage professionals. Currently, PCHLI has "Hub Offices" in: Irvine and Danville California; Atlanta, Georgia; Fort Lauderdale, Florida; Pittsburgh, Pennsylvania; Chicago, Illinois; Denver, Colorado; and Honolulu, Hawaii. Through these offices, PCHLI funds loans in 37 states.

PCHLI is in the nonprime lending market. All underwriting functions of PCHLI are performed in its California and Hub office locations. The company does not delegate underwriting authority to any broker or correspondent. Loan applications are classified according to certain characteristics, including but not limited to: condition and location of the collateral, credit history of the applicant, ability to pay, loan-to-value ratio and general stability of the applicant in terms of employment history and time in residence. PCHLI is not an aggressive lender. We do not originate "Section 32" or state high cost loans.

Town & Country Credit Corporation

Town & Country Credit Corporation (sometimes referred to herein as "Town & Country," the "Originator") a Delaware corporation, is a specialty finance company engaged in the business of originating, purchasing and selling sub-prime mortgage loans secured by one-to-four family residences. As of April 30, 2002, Town & Country had 30 origination offices (consisting of 18 offices located in California, 5 located in Colorado, 4 located in Minnesota and 3 in Illinois).

Lending Activities and Loan Sales. Town & Country Credit Corporation currently originates real estate loans through its network of retail offices. Town & Country also participates in secondary market activities by originating and selling mortgage loans on a whole loan basis utilizing sales agreements, which provide for the transfer of servicing rights.

Town & Country's primary lending activity is funding loans to enable mortgagors to purchase or refinance residential real property, which loans are secured by first liens on the related real property. Town & Country's single-family real estate loans are predominantly "conventional non-conforming" mortgage loans, meaning that they are not insured by the Federal Housing Administration or partially guaranteed by the U.S. Department of Veterans Affairs.

Retail Originations. The following table summarizes Town & Country's originated one-to-four family residential mortgage loan origination and sales activity for the periods shown below.

	Twelve Months Ending December 31,		
	1999	2000	2001
Originations	$265,693,532	$342,648,983	$506,666,367
Sales	$249,510,665	$347,315,840	$462,577,621